

September 27, 2010

Mr. Crocker Coulson
Director, Chief Executive Officer and Chief Financial Officer
China Rising II, Inc.
1325 Avenue of the Americas, Suite 2800
New York, New York 10019

**Re: China Rising II, Inc.
Amendment No. 1 to Form 10
Filed September 20, 2010
File No. 000-54043**

Dear Mr. Coulson:

We have reviewed your amended registration statement and response letter dated September 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors

General

1.   We note your response to our previous comment 4 that the disclosure has been revised to delete references such as "there can be no assurance" that a given event might or might not happen. However, we continue to see statements such as "there can be no assurance" or "we cannot assure you" throughout the risk factors section. Please review Item 1A in its entirety and revise accordingly.

We may issue Preferred Stock with rights and preferences superior…, page 13

2.   Please revise your disclosure to indicate that the board of directors currently consists of only Mr. Coulson.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 17

3.   We note that you have set forth the number of shares of your Common Stock of record and beneficially owned as of June 30, 2010. Please revise to disclose the number of holders as of the most recent practicable date. Please refer to Item 403(a) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 19

4.   We note that you have set forth the approximate number of holders of each class of common equity as of June 30, 2010. Please revise to disclose the number of holders as of the latest practicable date. Please refer to Item 201(b) of Regulation S-K. In addition, please also revise your disclosure in Item 11 to provide the shares issued and outstanding as of the latest practicable date.

        Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any other questions.

                        Sincerely,

                        Michael Clampitt
                        Senior Attorney

cc.   (facsimile only)
         Mr. Lance Jon Kimmel, Esq.
         SEC Law Firm
         (310) 388-1320